EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the Amended and Restated Certegy Inc. Stock Incentive Plan of Fidelity National Information Services, Inc. and to the incorporation by reference therein of our reports dated March 10, 2006, with respect to the consolidated financial statements of Certegy Inc. (now known as Fidelity National Information Services, Inc.) included in its Annual Report (Form 10-K) for the year ended December 31, 2005, Certegy Inc. (now known as Fidelity National Information Services, Inc.) management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Certegy Inc. (now known as Fidelity National Information Services, Inc.), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
November 10, 2006